I, Lucy Valena, certify that:

(1) the financial statements of Raveler, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Raveler, Inc. included in this Form reflects accurately the information reported on the tax return for Raveler, Inc. filed for the fiscal year ended December 31, 2018.



Lucy R. Valena
CEO, Raveler, Inc.

August 23, 2019

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.